

July 7, 2011

Via E-mail
Sergiu Pojoga
President, Treasurer and Secretary
Mericol, Inc.
5795 Ave. Decelles
Suite 511
Montreal, QC H3S2C4
Canada

> **Re:** **Mericol, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 27, 2011**
> **File No. 333-173972**

Dear Mr. Pojoga:

We have reviewed your responses to the comments in our letter dated June 23, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Calculation of Registration Fee, page 2

1. We note your response to our prior comment 1. Please revise to clarify that you used Rule 457(a) or advise.

The Offering, page 6

2. Please revise to clarify that your offering shall terminate on the earlier of when the offering ends (180 days from the effective date of this prospectus, unless extended by your board of directors for an additional 90 days), the date when the sale of all 6,000,000 shares is completed, **or** when the board of directors decides it is in the best interest of the company to terminate the offering on pages 3 and 19.

Management's Discussion and Analysis or Plan of Operation, page 20

3. We note your response to our prior comment 10 and reissue. Please reconcile your disclosure in the fourth paragraph of this section that if you sell 50% of the securities offered for sale in this offering, the proceeds will satisfy cash requirements for 12 months and that, if you sell 100% of the shares in this offering, you believe the money will last for more than a year and also provide funds for growth strategy with your disclosure on

page 5 that you will need to obtain additional financing in order to complete your business plan.

Plan of Operation, page 21

4. We note your response to our prior comment 11 and reissue. We note your disclosure on page 20 that, if you sell 100% of the shares in this offering, you will have funds for your growth strategy. Please revise to disclose your growth strategy, including a timeline and the cost of such activities and any necessary financing. If financing is not currently available, please state that.

Other

5. As previously requested, please provide a currently dated consent from the independent registered public accountant in each amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Thomas E. Stepp, Jr.
        Stepp Law Corporation